CARDO **PRESS RELEASE**

Cardo acquires leading manufacturer in biological wastewater treatment

Cardo has acquired the Finnish company Nopon Oy, one of the world's leading manufacturers of products for aeration in connection with biological wastewater treatment. Nopon has a turnover of approximately SEK 120 million and employs 65 people. The Cardo Pump business area's range of products for the water and wastewater segment is being supplemented by this acquisition.

Nopon, which is a profitable privately owned company, was founded in 1965 as a unit within Nokia. The company manufactures and markets fine-bubble aeration systems complete with associated compressors and mechanical aerators. The products are used in both municipal treatment plants and in treatment plants for various types of industries.

"Through this acquisition, we are enhancing our process know-how and becoming a more complete supplier of customized oxygenation systems for wastewater treatment," says Cardo's president and CEO Kjell Svensson.

Nopon's products are sold worldwide via its own sales organizations in Finland, Italy, Thailand and China and via distributors and agents in other countries. Nopon's market share amounts to 25 percent in Sweden and 10 percent in Europe. The company has production units in Finland, Italy and Thailand. The company is also part-owner of a Chinese factory.

The acquisition is expected to have a marginally beneficial effect on Cardo group earnings in 2002.

Cardo Pump is a business area in the Cardo group and one of Europe's leading manufacturers of pumps, mixers and aerators for water and wastewater applications, industry, and the building services sector. Cardo Pump is also a global leader in the production of sophisticated measurement instruments for the pulp and paper industry. Pump's turnover amounts to approximately SEK 2.5 billion.

Malmö, Sweden, January 23 2002

Cardo AB (publ)

For further information, please contact:
Kjell Svensson, President and CEO, phone +46 40 35 04 53, +46 40 35 04 00
Göran Axeheim, Executive Vice President and CFO, phone +46 40 35 04 42, +46 40 35 04 00
Christer Roskvist, Head of Public Relations, phone +46 40 35 04 25, +46 40 35 04 00

Cardo is an international engineering group with a turnover of approximately SEK 10 billion. Cardo holds a strong position in the markets for doors, pumps and rail-vehicle brake systems. Cardo has subsidiaries in about 30 countries with the focal point resting in western Europe, and roughly 8,000 employees.